Mail Stop 4561

August 8, 2006

Mr. William Nuti
President and Chief Executive Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, Ohio 45479

> **Re:** **NCR Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **Forms 10-Q filed during Fiscal 2006**
> **Filed May 8, 2006**
> **Forms 8-K filed during Fiscal 2006**
> **File No. 1-00395**

Dear Mr. Nuti:

We have reviewed your response to our letter dated May 16, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Management's Discussion and Analysis, pages 9-22

Operating Expenses, page 19

1. We note your response to previous comment number 1. Currently, the discussion of items that impacted operating expenses in 2005 does not indicate the extent to which changes in reported amounts are attributable to reductions in personnel costs, real estate costs or other costs or offsetting increases in expenditures related to demand creation or research and development activities. Separately, the discussion appearing under the subheading "Restructuring and Re-engineering" does not provide any detail regarding the

extent to which costs savings have impacted various financial statement line items such as cost of products, cost of services, selling, general and administrative and research and development expenses. As a result, it does not appear that the existing disclosure is sufficiently detailed to provide investors an understanding of the causes of the material changes in your financial statement line items. In view of this, revise your disclosure to provide a more detailed discussion of the causes of the material changes in your financial statement line items. Alternatively, explain to us why no revision is necessary. For further guidance, see Section III.D of SEC Release 33-6835.

Income Taxes, page 19

2.   We note your response to previous comment number 5. Given the nature and the amount of the adjustments related to the settlements of prior year domestic tax audits, it appears that a more detailed description of the circumstances surrounding the adjustments is warranted. In this regard, it appears that information similar to that provided in your response would be helpful to investors.

3.   We note that the impact of the reversal of tax accruals has been material to you. Separately, we note the disclosure in your MD&A indicating that the settlement of ongoing audits could be material to you in future periods. In view of this, tell us the amount of your recorded reserves related to these ongoing audits. Additionally, explain the consideration you have given to disclosing the amounts of these reserves.

Financial Condition, Liquidity and Capital Resources, page 20

4.   We note your response to previous comment number 7. Currently, you disclose that free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in your existing businesses, strategic acquisitions, repurchase of NCR stock and repayment of debt obligations. However, it appears that the measure of free cash flow you have presented is before reduction for any of the items you identify. As a result, it is not clear why you believe your presentation adequately reflects the guidance provided in the answer to question 13 in the FAQ.

Report on Form 10-Q for the Quarterly Period Ended June 30, 2006

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Accounting Change, page 6

5.   We note your response to prior comment number 12 from our letter dated May 16, 2006. Further explain to us your basis for concluding that your prior method of accounting for reworkable service parts is acceptable. As part of your response, provide the following:

• Explain why you believe that the pattern of revenue recognition under maintenance contracts should govern the recognition of costs incurred in connection with fulfilling your obligations under specific contracts;

Mr. William Nuti
NCR Corp.
August 8, 2006

- Explain why you believe that it was appropriate to amortize the cost of the pool of parts over the expected period for which they were used, as opposed to recording the cost of parts in the periods in which they were actually used. As part of your response, explain why it would be appropriate for different maintenance contracts to bear the same amount of cost for reworkable service parts without regard to the extent to which parts were actually consumed in connection with specific contracts;

- Explain the basis for your assertion that your prior method was consistent with the methods followed by others in your industry;

- Explain your basis for not previously adopting a policy that was consistent with the guidance of Q&A #12 of TIS Section 2140 of the AICPA Technical Questions; and,

- Quantify the impact that the change in method would have on the financial statements included in your most recent 10-K and any subsequent interim periods.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief